Exhibit A

Press Release
Ceragon Deploys FirstNet-Ready Public Safety Network in Nebraska – August 19, 2013

Ceragon Deploys FirstNet-Ready Public Safety Network throughout Nebraska
Deployment includes over 200 links throughout the state, providing vital connectivity in rural areas

APCO 2013, Anaheim, California, August 19, 2013 -Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it has received orders for the new Nebraska Regional Interoperability Network (NRIN).  The network, which is managed by Communication Services Inc. (CSI), includes approximately 200 links of Ceragon’s FirstNet-ready FibeAir solutions providing critically-needed connectivity and improved capacity for First Responders, particularly in the vast rural areas of Nebraska, the 9th least-densely populated state of the United States.

The NRIN will be using new and existing resources to create a statewide wireless communication system for a variety of state public safety agencies. The system will connect the public safety answering points (PSAPs) and 911 centers, enabling the smooth and efficient interoperability of the separate first responder networks.  The network will also be used by the Public Power Districts.  In the future, local public safety agencies may be able to subscribe to the system.

“We have been deploying Ceragon solutions in our new public safety network since 2011 and their reliability and resilience has been proven repeatedly,” said Tim Hofbauer, Director of Columbus and Platte County Emergency Management, Nebraska. “Ceragon’s FirstNet-ready solutions have ensured that our first responders have the network capacity, connectivity and agency-interoperability they need in order to do their jobs and save lives.”

“We are committed to the North American market and are proud to play an integral part in the NRIN’s public safety network,” said Ira Palti, President and CEO of Ceragon Networks.  “Our recently launched platforms for the North American market are designed specifically to meet the demanding requirements of the network operators in this important region.”

Press Release
Ceragon Deploys FirstNet-Ready Public Safety Network in Nebraska – August 19, 2013

“The public safety community is moving more and more towards LTE-based networks, and as a result, organizations are insisting upon high-capacity, high-power and high-resilience solutions,” said Chuck Meyo, President of Ceragon North America. “The need to ensure disaster recovery-standard operational capabilities is an absolute priority and Ceragon solutions are ideally suited for this.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries

Media Contact:	Media Contact:	Company & Investor Contact:
Justine Schneider	Abigail Levy-Gurwitz	Yoel Knoll
Calysto Communications	Ceragon Networks	Ceragon Networks
Tel: +1-(404)-266-2060 x507	Tel: +1-(201)-853-0271	Tel. +1-(201)-853-0228
jschneider@calysto.com	abigaill@ceragon.com	yoelk@ceragon.com

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned are owned by their respective holders.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with unexpected changes in customer demand, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Ceragon’s website at www.ceragon.com